CERTIFICATE

TO: Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador

RE: Special meeting (the "Meeting") of holders of common shares of Kirkland Lake Gold Ltd. (the "Corporation") scheduled for November 26, 2021

The undersigned, Jennifer Wagner, the duly appointed Executive Vice President, Corporate Affairs and Sustainability of the Corporation, in such capacity and not in her personal capacity, hereby provides notice that the Corporation intends to rely on Section 2.20 of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer ("NI 54-101") permitting the abridgment of the times prescribed in subsections 2.2(1) and 2.5(1) of NI 54-101, and hereby certifies that the Corporation has arranged to:

(a) have proxy-related materials for the Meeting sent in compliance with the applicable timing requirements in section 2.12 of NI 54-101; and

(b) have carried out all of the other requirements of NI 54-101.

DATED this 1st day of November, 2021.

KIRKLAND LAKE GOLD LTD.

Per:	(signed) "Jennifer Wagner"
Jennifer Wagner Executive Vice President, Corporate Affairs and Sustainability